Filed by Reinvent Technology Partners Z Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Hippo Enterprises Inc. Commission File No. 001-39711 Date: May 19, 2021 Reinvent Technology Partners Z and Hippo Analyst Day May 19, 2021Filed by Reinvent Technology Partners Z Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Hippo Enterprises Inc. Commission File No. 001-39711 Date: May 19, 2021 Reinvent Technology Partners Z and Hippo Analyst Day May 19, 2021

Andrea Collins VP Marketing Welcome Andrea Collins VP Marketing Welcome

We want to hear your questions 1 In Zoom: Chat function / Raise your hand Email: investors@hippo.com 2 3 Unmute, share your questionWe want to hear your questions 1 In Zoom: Chat function / Raise your hand Email: investors@hippo.com 2 3 Unmute, share your question

Today’s Presenters Reid Hoffman Michael Thompson Assaf Wand Richard McCathron Stewart Ellis Co-Lead Director of RTPZ President and CEO of RTPZ Chief Executive Officer President Chief Financial OfficerToday’s Presenters Reid Hoffman Michael Thompson Assaf Wand Richard McCathron Stewart Ellis Co-Lead Director of RTPZ President and CEO of RTPZ Chief Executive Officer President Chief Financial Officer

Disclaimer (1/2) About this Presentation This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Hippo Enterprises, Inc. (“Hippo”) and Reinvent Technology Partners Z (“Reinvent”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination … presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Hippo, Reinvent or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Hippo nor Reinvent has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Hippo or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Hippo and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Hippo and Reinvent and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Hippo and Reinvent. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; natural or man-made catastrophes such as hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism; continued impact of COVID-19 and related risks; ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; effects of data privacy or cyber laws or regulation; actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; ability to increase use of data analytics and technology as part of business strategy; ability to attract, retain, and expand customer base; ability to compete effectively in the industry; effects of seasonal trends on results of operations; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Hippo or Reinvent is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to Hippo; risks related to the performance of Hippo’s business and the timing of expected business or revenue milestones; the effects of competition on Hippo’s business; the amount of redemption requests made by Reinvent’s stockholders; the ability of Hippo or Reinvent to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Reinvent’s prospectus on Form S-1 filed with the SEC on November 18, 2020 under the heading “Risk Factors”, Reinvent’s proxy statement/prospectus on Form S-4 filed with the SEC on March 25, 2021, as amended, under the heading “Risk Factors”, and other documents Reinvent has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Hippo nor Reinvent presently know, or that Hippo nor Reinvent currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Hippo’s and Reinvent’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Reinvent and Hippo anticipate that subsequent events and developments will cause Hippo’s and Reinvent’s assessments to change. However, while Hippo and Reinvent may elect to update these forward-looking statements at some point in the future, Hippo and Reinvent specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Hippo’s and Reinvent’s assessments of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Proprietary and Confidential | 5Disclaimer (1/2) About this Presentation This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Hippo Enterprises, Inc. (“Hippo”) and Reinvent Technology Partners Z (“Reinvent”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination … presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Hippo, Reinvent or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Hippo nor Reinvent has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Hippo or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Hippo and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Hippo and Reinvent and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Hippo and Reinvent. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; natural or man-made catastrophes such as hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism; continued impact of COVID-19 and related risks; ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; effects of data privacy or cyber laws or regulation; actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; ability to increase use of data analytics and technology as part of business strategy; ability to attract, retain, and expand customer base; ability to compete effectively in the industry; effects of seasonal trends on results of operations; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Hippo or Reinvent is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to Hippo; risks related to the performance of Hippo’s business and the timing of expected business or revenue milestones; the effects of competition on Hippo’s business; the amount of redemption requests made by Reinvent’s stockholders; the ability of Hippo or Reinvent to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Reinvent’s prospectus on Form S-1 filed with the SEC on November 18, 2020 under the heading “Risk Factors”, Reinvent’s proxy statement/prospectus on Form S-4 filed with the SEC on March 25, 2021, as amended, under the heading “Risk Factors”, and other documents Reinvent has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Hippo nor Reinvent presently know, or that Hippo nor Reinvent currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Hippo’s and Reinvent’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Reinvent and Hippo anticipate that subsequent events and developments will cause Hippo’s and Reinvent’s assessments to change. However, while Hippo and Reinvent may elect to update these forward-looking statements at some point in the future, Hippo and Reinvent specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Hippo’s and Reinvent’s assessments of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Proprietary and Confidential | 5

Disclaimer (2/2) Use of Data … The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Hippo and Reinvent assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted Gross Profit (“AGP”), Adjusted EBITDA and Total Written Premium (”TWP”). Hippo defines Adjusted Gross Profit, a Non-GAAP metric, as Gross Profit excluding investment income, plus channel distribution cost and overhead associated with Hippo’s underwriting operations including employee-related expense and professional fees, plus depreciation, amortization, stock-based compensation and other non-cash expenses associated with Hippo’s cost of revenue, plus pro-forma synergy adjustments for the acquisition of Spinnaker. Hippo believes the resulting calculation is inclusive of the variable costs of revenue incurred to successfully service a policy, irrespective of the distribution channel or the underwriting insurance carrier, and is therefore a key measure of the profitability of its underlying book of business. Hippo defines Adjusted EBITDA, a Non-GAAP metric, as net loss excluding income tax expense, interest expense, depreciation, amortization, stock-based compensation, net investment income, and other non-cash adjustments such as fair value, contingent consideration and pro- forma synergy adjustments for the acquisition of Spinnaker, and other transactions that Hippo would consider to be unique in nature. Hippo excludes these items from Adjusted EBITDA because it does not consider them to be directly attributable to its underlying operating performance. Hippo defines Total Written Premium as the Gross Written Premium of policies underwritten by Hippo and its affiliates plus the premium of policies placed with third-party insurance carriers where Hippo earns a recurring commission payment. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Hippo believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Hippo. Hippo’s management uses forward looking non-GAAP measures to evaluate Hippo’s projected financial and operating performance. However, there are a number of limitations related to the use of these non- GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Hippo’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Hippo is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward looking non-GAAP financial measures is included. Participants in Solicitation Hippo and Reinvent and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Reinvent’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Reinvent’s directors and officers in Reinvent’s filings with the SEC, including Reinvent’s registration statement on Form S-1, which was originally filed with the SEC on November 20, 2020. To the extent that holdings of Reinvent’s securities have changed from the amounts reported in Reinvent’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Reinvent’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, as amended, which was originally filed with the SEC on March 25, 2021. Investors and security holders of Reinvent and Hippo are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Hippo and Reinvent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Reinvent can be obtained free of charge by visiting the SEC's website at https://www.sec.gov/cgi-bin/browse-edgar?CIK=1828105 , the investor relations page of Reinvent's website at https://z.reinventtechnologypartners.com/investor- relations/sec-filings, or by directing a written request via email to contact@reinventtechnologypartners.com with the subject line RTPZ SEC Filings Request. Proprietary and Confidential | 6Disclaimer (2/2) Use of Data … The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Hippo and Reinvent assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted Gross Profit (“AGP”), Adjusted EBITDA and Total Written Premium (”TWP”). Hippo defines Adjusted Gross Profit, a Non-GAAP metric, as Gross Profit excluding investment income, plus channel distribution cost and overhead associated with Hippo’s underwriting operations including employee-related expense and professional fees, plus depreciation, amortization, stock-based compensation and other non-cash expenses associated with Hippo’s cost of revenue, plus pro-forma synergy adjustments for the acquisition of Spinnaker. Hippo believes the resulting calculation is inclusive of the variable costs of revenue incurred to successfully service a policy, irrespective of the distribution channel or the underwriting insurance carrier, and is therefore a key measure of the profitability of its underlying book of business. Hippo defines Adjusted EBITDA, a Non-GAAP metric, as net loss excluding income tax expense, interest expense, depreciation, amortization, stock-based compensation, net investment income, and other non-cash adjustments such as fair value, contingent consideration and pro- forma synergy adjustments for the acquisition of Spinnaker, and other transactions that Hippo would consider to be unique in nature. Hippo excludes these items from Adjusted EBITDA because it does not consider them to be directly attributable to its underlying operating performance. Hippo defines Total Written Premium as the Gross Written Premium of policies underwritten by Hippo and its affiliates plus the premium of policies placed with third-party insurance carriers where Hippo earns a recurring commission payment. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Hippo believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Hippo. Hippo’s management uses forward looking non-GAAP measures to evaluate Hippo’s projected financial and operating performance. However, there are a number of limitations related to the use of these non- GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Hippo’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Hippo is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward looking non-GAAP financial measures is included. Participants in Solicitation Hippo and Reinvent and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Reinvent’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Reinvent’s directors and officers in Reinvent’s filings with the SEC, including Reinvent’s registration statement on Form S-1, which was originally filed with the SEC on November 20, 2020. To the extent that holdings of Reinvent’s securities have changed from the amounts reported in Reinvent’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Reinvent’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, as amended, which was originally filed with the SEC on March 25, 2021. Investors and security holders of Reinvent and Hippo are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Hippo and Reinvent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Reinvent can be obtained free of charge by visiting the SEC's website at https://www.sec.gov/cgi-bin/browse-edgar?CIK=1828105 , the investor relations page of Reinvent's website at https://z.reinventtechnologypartners.com/investor- relations/sec-filings, or by directing a written request via email to contact@reinventtechnologypartners.com with the subject line RTPZ SEC Filings Request. Proprietary and Confidential | 6

Today’s Objectives 1 Share the Hippo story Introduce members of our broader leadership team 2 Help you build your model 3Today’s Objectives 1 Share the Hippo story Introduce members of our broader leadership team 2 Help you build your model 3

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

Transaction Hippo and Reinvent are partnering to transform the home Structure insurance industry Transaction Founder shares are structured to create long-term alignment Summary Valuation Transaction implies a fully diluted pro forma enterprise value of $5.0B 4.4x 2023E Total Written Premium 25.1x 2023E Adjusted Gross Profit Capital The transaction will be funded by a combination of Structure Reinvent cash held in a trust account and proceeds from Reinvent PIPE for an aggregate of up to $780MMTransaction Hippo and Reinvent are partnering to transform the home Structure insurance industry Transaction Founder shares are structured to create long-term alignment Summary Valuation Transaction implies a fully diluted pro forma enterprise value of $5.0B 4.4x 2023E Total Written Premium 25.1x 2023E Adjusted Gross Profit Capital The transaction will be funded by a combination of Structure Reinvent cash held in a trust account and proceeds from Reinvent PIPE for an aggregate of up to $780MM

Reid Hoffman Co-Lead Director of RTPZ Why HippoReid Hoffman Co-Lead Director of RTPZ Why Hippo

Proud to Partner with Hippo

Reinvent + Hippo

What Attracted Us to Hippo?

- Adaptive Management Team
- Housing Fundamentals
- Disciplined Underwriters
- Strong Unit Economics
- Tech + Insurance Expertise
- Homeowners Insurance Mkt Structure
- Asymmetric Risk Reward
- Relative and Fundamental Valuation
- Customer Value Proposition

Proprietary and Confidential | 11

Michael Thompson President and CEO of RTPZ Aligned IncentivesMichael Thompson President and CEO of RTPZ Aligned Incentives

De-SPAC Structure Aligns Interests for the Long Term One Board Seat Lock-up Arrangements Designated by Reinvent Up to two-years Senior Hippo management and on founder shares material existing investors are Strong Alignment for subject to lock-up arrangements substantially similar to the founder Hippo & Reinvent to shares Drive Significant Long-Term Value for Shareholders Price-based Vesting $550M PIPE Investment Triggers of $12.50, $15 and Upsized from $500M $20 per share on founder shares with participation from Reinvent Capital De-SPAC Structure Aligns Interests for the Long Term One Board Seat Lock-up Arrangements Designated by Reinvent Up to two-years Senior Hippo management and on founder shares material existing investors are Strong Alignment for subject to lock-up arrangements substantially similar to the founder Hippo & Reinvent to shares Drive Significant Long-Term Value for Shareholders Price-based Vesting $550M PIPE Investment Triggers of $12.50, $15 and Upsized from $500M $20 per share on founder shares with participation from Reinvent Capital

Assaf Wand Why Reinvent and the Chief Executive Officer Hippo founding story Assaf Wand Why Reinvent and the Chief Executive Officer Hippo founding story

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

VISION Hippo exists to protect the joy of homeownership MISSION Delivering intuitive and proactive protection for homeowners, combining the power of technology with a human touch Proprietary and Confidential | 16VISION Hippo exists to protect the joy of homeownership MISSION Delivering intuitive and proactive protection for homeowners, combining the power of technology with a human touch Proprietary and Confidential | 16

THOUGH HOME INSURANCE IS A $100B+ MARKET Legacy insurers spent 100 years building a flawed experience Difficult purchase process Top 4 Home 1 Insurers Mkt. Share Founded State Farm 17.9% 1922 Outdated coverage 35/100 2 Allstate Corp 8.4% 1931 Typical Carrier NPS Poor claims experience 3 -49 for Claims USAA 6.6% 1922 Liberty Mutual 6.5% 1912 Zero meaningful touchpoints Top-10 average age: 108THOUGH HOME INSURANCE IS A $100B+ MARKET Legacy insurers spent 100 years building a flawed experience Difficult purchase process Top 4 Home 1 Insurers Mkt. Share Founded State Farm 17.9% 1922 Outdated coverage 35/100 2 Allstate Corp 8.4% 1931 Typical Carrier NPS Poor claims experience 3 -49 for Claims USAA 6.6% 1922 Liberty Mutual 6.5% 1912 Zero meaningful touchpoints Top-10 average age: 108

The entire system creates a transactional, adversarial relationship between insurers and customers r When one wins, the other loses We believe there is a better way Proprietary and Confidential | 18The entire system creates a transactional, adversarial relationship between insurers and customers r When one wins, the other loses We believe there is a better way Proprietary and Confidential | 18

Hippo makes insurance simple, modern, and proactive Easy to buy 1 minute to quote, 5 minutes to purchase Coverage designed for modern lives 75/100 Expanded home office, electronics coverage, etc. 1 Overall NPS 1 Proactive, human approach to claims 60 for Claims Event monitoring, claims concierge Tech-enabled, proactive partnership with customers IoT Devices, continuous underwriting, maintenance resources 1. Rolling 90-day NPS score as of 02/10/2021, as filed in the S4; source: Delighted LLCHippo makes insurance simple, modern, and proactive Easy to buy 1 minute to quote, 5 minutes to purchase Coverage designed for modern lives 75/100 Expanded home office, electronics coverage, etc. 1 Overall NPS 1 Proactive, human approach to claims 60 for Claims Event monitoring, claims concierge Tech-enabled, proactive partnership with customers IoT Devices, continuous underwriting, maintenance resources 1. Rolling 90-day NPS score as of 02/10/2021, as filed in the S4; source: Delighted LLC

Hippo takes a proactive approach to drive better outcomes for homeowners Ongoing Underwriting 1 2 Smart Home Devices 3 Maintenance SupportHippo takes a proactive approach to drive better outcomes for homeowners Ongoing Underwriting 1 2 Smart Home Devices 3 Maintenance Support

1 Ongoing underwriting Fraud identification Property/permit data Risk modeling Risk score modeling (Cat, non-Cat) Customer history Permit analysis Behavioral analytics Physical property inspections Day 0 Onboarding Run risk models with initial data Proprietary and Confidential | 211 Ongoing underwriting Fraud identification Property/permit data Risk modeling Risk score modeling (Cat, non-Cat) Customer history Permit analysis Behavioral analytics Physical property inspections Day 0 Onboarding Run risk models with initial data Proprietary and Confidential | 21

1 Ongoing underwriting Fraud identification Property/permit data Risk modeling Risk score modeling (Cat, non-Cat) Customer history Permit analysis Behavioral analytics Physical property inspections Year 1 New pool identified! Outreach with recommendation to increase liability coverage Proprietary and Confidential | 221 Ongoing underwriting Fraud identification Property/permit data Risk modeling Risk score modeling (Cat, non-Cat) Customer history Permit analysis Behavioral analytics Physical property inspections Year 1 New pool identified! Outreach with recommendation to increase liability coverage Proprietary and Confidential | 22

1 Ongoing underwriting Fraud identification Property/permit data Risk modeling Risk score modeling (Cat, non-Cat) Customer history Permit analysis Behavioral analytics Physical property inspections Year 4 New roof identified! Update premium with new roof discount Proprietary and Confidential | 231 Ongoing underwriting Fraud identification Property/permit data Risk modeling Risk score modeling (Cat, non-Cat) Customer history Permit analysis Behavioral analytics Physical property inspections Year 4 New roof identified! Update premium with new roof discount Proprietary and Confidential | 23

2

We believe our Smart Home program is the most widely adopted in the US Home Insurance space[1]


hippo
This is a Smart
Home Monitoring Kit
Provided by Hippo & Kangaroo
kangaroo

Kits include devices intended to **mitigate damage** from water, fire and theft

Included in standard policies, with **premium discounts**

Complimentary self or professionally-monitored kits

Enhancing discounts based on kit placement and behavior

Drives acquisition, retention, and **reduces risk** over time

~70%
Opt-in rate[2]

~70%
Activation rate[2]

1. Source: Connected Insurance Observatory, a global insurance think-tank
2. Source: Company data

Proprietary and Confidential | 24

3 We help customers maintain their homes Thousands Of home checkups delivered 11K+ 1 Preventive actions performed 4.5 out of 5 1 Average customer satisfaction score3 We help customers maintain their homes Thousands Of home checkups delivered 11K+ 1 Preventive actions performed 4.5 out of 5 1 Average customer satisfaction score

Hippo’s proactive approach turns an adversarial customer relationship into a partnership And average risk into better riskHippo’s proactive approach turns an adversarial customer relationship into a partnership And average risk into better risk

Vertical, integrated Home Warranty approach to building Flood Insurance an all-inclusive home protection platform HoA Insurance Renters Auto Condo Travel Pet Life Umbrella Homeowners Smart Home Tech Home Maintenance Professional MonitoringVertical, integrated Home Warranty approach to building Flood Insurance an all-inclusive home protection platform HoA Insurance Renters Auto Condo Travel Pet Life Umbrella Homeowners Smart Home Tech Home Maintenance Professional Monitoring

The opportunity in homeowners insurance is potentially massive Massive Fragmented Attractive Dynamics $ +8 YRS 105B 10% 2 Customer Lifetime 1 In Annual Premiums Only one player 1. Source: Morgan Stanley research 2. Source: William Blair research Proprietary and Confidential | 28The opportunity in homeowners insurance is potentially massive Massive Fragmented Attractive Dynamics $ +8 YRS 105B 10% 2 Customer Lifetime 1 In Annual Premiums Only one player 1. Source: Morgan Stanley research 2. Source: William Blair research Proprietary and Confidential | 28

Q&AQ&A

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

Differentiated product and distribution Richard McCathron Aviad Pinkovezky President Chief Product Officer Differentiated product and distribution Richard McCathron Aviad Pinkovezky President Chief Product Officer

Macro trends favor tech-forward challengers Aging Agent Agent-channel Population conflict 1 average age of 61 Incumbents hindered (and increasing) by legacy agent network v s v s Birth of the Omni-channel digital consumer distribution New generation of customers expect API integration into multiple channel partners differentiated buying experiences (such as builders, originators, realtors, loan servicers)Macro trends favor tech-forward challengers Aging Agent Agent-channel Population conflict 1 average age of 61 Incumbents hindered (and increasing) by legacy agent network v s v s Birth of the Omni-channel digital consumer distribution New generation of customers expect API integration into multiple channel partners differentiated buying experiences (such as builders, originators, realtors, loan servicers)

Hippo has a technological advantage over existing players

Legacy tech stacks prevent meeting customer expectations	VS	**Owning a proprietary, modern tech stack** enables better adaptation to customer expectations and to partner platforms
Customer-supplied data impacts underwriting accuracy	VS	**Third-party, verifiable data sources** enables more accurate underwriting
Outdated pricing models due to regulatory limitations	VS	**Next generation, granular pricing** at the peril level, based on current risks and modern homes

Proprietary and Confidential | 33

Our distribution allows customers to purchase however they want and provides Hippo differentiated access to the best risk Direct to Customer Agents Partners Fast and accurate Agents can focus on the Tech embedded into partner online purchase customers’ insurance needs sales flows enables access to and not on form filling positively selected customer baseOur distribution allows customers to purchase however they want and provides Hippo differentiated access to the best risk Direct to Customer Agents Partners Fast and accurate Agents can focus on the Tech embedded into partner online purchase customers’ insurance needs sales flows enables access to and not on form filling positively selected customer base

Our distribution allows customers to purchase however they want and provides Hippo differentiated access to the best risk Direct to Customer Agents Partners Fast and accurate Agents can focus on the Tech embedded into partner online purchase customers’ insurance needs sales flows enables access to and not on form filling positively selected customer baseOur distribution allows customers to purchase however they want and provides Hippo differentiated access to the best risk Direct to Customer Agents Partners Fast and accurate Agents can focus on the Tech embedded into partner online purchase customers’ insurance needs sales flows enables access to and not on form filling positively selected customer base

Demo: Direct to Consumer Online Flow Demo: Direct to Consumer Online Flow

Our distribution allows customers to purchase however they want and provides Hippo differentiated access to the best risk Direct to Customer Agents Partners Fast and accurate Agents can focus on the Tech embedded into partner online purchase customers’ insurance needs sales flows enables access to and not on form filling positively selected customer baseOur distribution allows customers to purchase however they want and provides Hippo differentiated access to the best risk Direct to Customer Agents Partners Fast and accurate Agents can focus on the Tech embedded into partner online purchase customers’ insurance needs sales flows enables access to and not on form filling positively selected customer base

Our distribution allows customers to purchase however they want and provides Hippo differentiated access to the best risk Direct to Customer Agents Partners Fast and accurate Agents can focus on the Tech embedded into partner online purchase customers’ insurance needs sales flows enables access to and not on form filling positively selected customer baseOur distribution allows customers to purchase however they want and provides Hippo differentiated access to the best risk Direct to Customer Agents Partners Fast and accurate Agents can focus on the Tech embedded into partner online purchase customers’ insurance needs sales flows enables access to and not on form filling positively selected customer base

Willie Newman Partnership case study President and CEO #1: Homepoint FinancialWillie Newman Partnership case study President and CEO #1: Homepoint Financial

Mortgage Servicer
Insurance Distribution

homepoint

Summary

- **Homepoint is a mortgage originator and servicer** with +6.6K third party partners and approximately 409K servicing customers as of March 31, 2021
- **Homepoint connects the value chain for customers** to simplify homeownership, including home insurance
- **Since 2019, Homepoint has partnered with Hippo to deliver a value-add product** that seeks to lower borrowers' insurance costs and improves their coverage

Execution

- **Identify potential insurance savings and coverage improvements** for Homepoint's customers
- **Personalized insurance offers** are communicated through multiple marketing channels
- **Customers can easily complete and purchase** a pre-filled insurance application online or with an agent

Product Innovation

- **Monthly bulk quoting** of an entire servicer's book performed at scale
- **Monthly escrow payment** replacing annual payment, which can provide customers a cash flow benefit
- **Insurance Bind API** enabling Homepoint to sell insurance policies within their own online properties

Home Point Capital Inc. and its subsidiaries are not responsible for the accuracy of any of the information presented herein. Home Point Financial Corporation d/b/a Homepoint. NMLS No. 7706 (For licensing information go to nmlsconsumeraccess.org). Home Point Financial Corporation does not conduct business under the name Homepoint in IL, KY, LA, MD, NY or WY. In these states, the company conducts business under the full legal name, Home Point Financial Corporation

Proprietary and Confidential | 40

Demo: Homepoint Financial Online Flow Demo: Homepoint Financial Online Flow

Q&AQ&A

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

Reinvent Technology Partners Z and Hippo Analyst Day May 19, 2021Reinvent Technology Partners Z and Hippo Analyst Day May 19, 2021

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

Balancing growth with underwriting profit Michael Stienstra Chris Donahue Chief Actuary Chief Underwriting Officer Balancing growth with underwriting profit Michael Stienstra Chris Donahue Chief Actuary Chief Underwriting Officer

2020 Normalized Loss Ratio 1 Bridge from 2020 Loss Ratio to 2020 Normalized Loss Ratio of Hippo Programs • Excess CAT- Higher catastrophic losses due to extreme weather 121% conditions in 2020 -24% • COVID- Higher cost to repair losses -5% as materials costs increased due to -9% 83% COVID-related disruptions of supply chains and higher rates for professionals • Unearned Rate Changes- Adjusting 2020 figures to include rate adjustments released in 2020, but not yet fully impacting our book 2020E Excess COVID Unearned Rate 2020 Loss Ratio CAT Changes Normalized Loss Ratio2020 Normalized Loss Ratio 1 Bridge from 2020 Loss Ratio to 2020 Normalized Loss Ratio of Hippo Programs • Excess CAT- Higher catastrophic losses due to extreme weather 121% conditions in 2020 -24% • COVID- Higher cost to repair losses -5% as materials costs increased due to -9% 83% COVID-related disruptions of supply chains and higher rates for professionals • Unearned Rate Changes- Adjusting 2020 figures to include rate adjustments released in 2020, but not yet fully impacting our book 2020E Excess COVID Unearned Rate 2020 Loss Ratio CAT Changes Normalized Loss Ratio

Loss Ratio Maturation 1 2 Bridge from 2020 Normalized Loss Ratio of Hippo Programs to Industry Benchmark • Operational Improvements- 83% Our underwriting, claims and -9% support functions benefit from 68% -6% economies of scale • Growth Penalty - Newer cohorts perform worse vs. older cohorts - Customized and improved pricing as customers stay longer 2020 Normalized Operational Growth Industry Loss Ratio Improvements Penalty BenchmarkLoss Ratio Maturation 1 2 Bridge from 2020 Normalized Loss Ratio of Hippo Programs to Industry Benchmark • Operational Improvements- 83% Our underwriting, claims and -9% support functions benefit from 68% -6% economies of scale • Growth Penalty - Newer cohorts perform worse vs. older cohorts - Customized and improved pricing as customers stay longer 2020 Normalized Operational Growth Industry Loss Ratio Improvements Penalty Benchmark

The Compounding Impact of Retention Improving Retention Declining Loss Frequency 1 Annual Premium Retention by Cohort 12-month average Non-CAT Frequency by Cohort Yr 1 Yr 2 Yr 3 New Renewal 98% 5.2 87% 87% 86% 82% 4.0 3.9 78% 3.5 3.3 3.2 2.8 2017 2018 2019 2017 2018 2019 2020The Compounding Impact of Retention Improving Retention Declining Loss Frequency 1 Annual Premium Retention by Cohort 12-month average Non-CAT Frequency by Cohort Yr 1 Yr 2 Yr 3 New Renewal 98% 5.2 87% 87% 86% 82% 4.0 3.9 78% 3.5 3.3 3.2 2.8 2017 2018 2019 2017 2018 2019 2020

Long Term Differentiation Bridge from Industry Benchmark Loss Ratio to Steady State Indicated Loss 1 Ratio of Hippo Programs • Proactive / Preventative Strategy- 68% proactive maintenance, IOT devices -4% placement and ongoing monitoring to -4% 60% prevent losses • Underwriting and Claims Innovation / Product Mix- continued innovation and data optimizing to improve our underwriting in claims administration Industry Proactive / Underwriting and Long Term Benchmark Preventative Claims Innovation / Loss Ratio Strategy Product MixLong Term Differentiation Bridge from Industry Benchmark Loss Ratio to Steady State Indicated Loss 1 Ratio of Hippo Programs • Proactive / Preventative Strategy- 68% proactive maintenance, IOT devices -4% placement and ongoing monitoring to -4% 60% prevent losses • Underwriting and Claims Innovation / Product Mix- continued innovation and data optimizing to improve our underwriting in claims administration Industry Proactive / Underwriting and Long Term Benchmark Preventative Claims Innovation / Loss Ratio Strategy Product Mix

1 Reinsurance ~75% ~90% Asset-light capital strategy Net Risk Retained ~25% ~10% 2021E Long Term1 Reinsurance ~75% ~90% Asset-light capital strategy Net Risk Retained ~25% ~10% 2021E Long Term

Q&AQ&A

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

1 2 MGA Agency Commission, Policy, and Agency Commission Service Fees Hippo’s economic 3 4 models Carrier Risk Retention Insurance as a Service Earned Premium 1 2 MGA Agency Commission, Policy, and Agency Commission Service Fees Hippo’s economic 3 4 models Carrier Risk Retention Insurance as a Service Earned Premium

Highly recurring and predictable Total Written Unaffected by short-term fluctuations 1 Premium in loss ratio Premium Important driver of future Total Written Premium and customer lifetime value Renewal Rate Key metrics Driver of long-term profitability Loss Ratio Improves with cohort tenure and becomes less & performance volatile as we scale and diversify geographically indicators Source of capital for business operations Adjusted Neutralizes for carrier/channel mix and Gross Profit reinsurance structure Adjusted Reflects the underlying operating profit of our business EBITDAHighly recurring and predictable Total Written Unaffected by short-term fluctuations 1 Premium in loss ratio Premium Important driver of future Total Written Premium and customer lifetime value Renewal Rate Key metrics Driver of long-term profitability Loss Ratio Improves with cohort tenure and becomes less & performance volatile as we scale and diversify geographically indicators Source of capital for business operations Adjusted Neutralizes for carrier/channel mix and Gross Profit reinsurance structure Adjusted Reflects the underlying operating profit of our business EBITDA

Summary Consolidated Non-GAAP P&LSummary Consolidated Non-GAAP P&L

Hippo- State expansion, product launches, new partnerships, independent agent network expansion and marketing spend New Written Agency– Grows along with Hippo new Premium business growth and independently Spinnaker Fronting– Grows with the programs it supports Drivers of Total Written Premium Volume- Prior year written premium Renewal Written Retention- Premium retention rates Premium Tenure- Has improved with age of cohortHippo- State expansion, product launches, new partnerships, independent agent network expansion and marketing spend New Written Agency– Grows along with Hippo new Premium business growth and independently Spinnaker Fronting– Grows with the programs it supports Drivers of Total Written Premium Volume- Prior year written premium Renewal Written Retention- Premium retention rates Premium Tenure- Has improved with age of cohort

Total Written ILLUSTRATIVE Premium How Written Premium translates to Earned Premium Total Earned Premium Total Written ILLUSTRATIVE Premium How Written Premium translates to Earned Premium Total Earned Premium

Summary Consolidated Non-GAAP P&LSummary Consolidated Non-GAAP P&L

Conceptual links between Total Earned Premium and Revenue Premium written on 3rd party Balance Sheets Placed Earned Commission 2 Premium Income, Net Ceded Earned Service and Premium Fee Income Premium written on Hippo’s Balance Sheet Total Earned Gross Earned GAAP 1 Premium Premium Revenue Net Earned Net Earned Premium Premium Investment Income Conceptual links between Total Earned Premium and Revenue Premium written on 3rd party Balance Sheets Placed Earned Commission 2 Premium Income, Net Ceded Earned Service and Premium Fee Income Premium written on Hippo’s Balance Sheet Total Earned Gross Earned GAAP 1 Premium Premium Revenue Net Earned Net Earned Premium Premium Investment Income

Summary Consolidated Non-GAAP P&LSummary Consolidated Non-GAAP P&L

DEFINITION GAAP Gross profit § Net investment income § Channel Distribution Costs § Overhead associated with our underwriting operations including employee-related expense and professional fees § Depreciation, Amortization, stock-based compensation and Other non-cash expenses Adjusted Gross Profit RATIONALE (Non-GAAP) § Represents the variable contribution of our underlying book of business factoring in the loss ratio, service and fee income and volume growth § Designed to control for choices we make around risk retention, what carrier we write business on and how we go to market DEFINITION GAAP Gross profit § Net investment income § Channel Distribution Costs § Overhead associated with our underwriting operations including employee-related expense and professional fees § Depreciation, Amortization, stock-based compensation and Other non-cash expenses Adjusted Gross Profit RATIONALE (Non-GAAP) § Represents the variable contribution of our underlying book of business factoring in the loss ratio, service and fee income and volume growth § Designed to control for choices we make around risk retention, what carrier we write business on and how we go to market

How AGP controls for carrier mix ILLUSTRATIVE EXAMPLE rd 3 Party Carrier Hippo Carrier Assumptions Net Earned Premium 100 100 § Premium of $1,000 1 Commission Income, Net 250 150 § 10% Risk retention Revenue 350 250 § 60% Loss ratio § $250 Ceding commission (reflected Losses and LAE 60 60 as Commission income, net) Insurance Related Expense 40 40 § $100 Channel distribution costs Gross Profit (GAAP) 250 150 § $40 Insurance Related Expense § No investment income and no other Plus: Channel Distribution Costs 0 100 costs Adjusted Gross Profit 250 250 In accordance with GAAP, Channel distribution In accordance with GAAP, Commission costs are part of our operating costs, below the income is presented net of the respective GAAP gross profit channel distribution costsHow AGP controls for carrier mix ILLUSTRATIVE EXAMPLE rd 3 Party Carrier Hippo Carrier Assumptions Net Earned Premium 100 100 § Premium of $1,000 1 Commission Income, Net 250 150 § 10% Risk retention Revenue 350 250 § 60% Loss ratio § $250 Ceding commission (reflected Losses and LAE 60 60 as Commission income, net) Insurance Related Expense 40 40 § $100 Channel distribution costs Gross Profit (GAAP) 250 150 § $40 Insurance Related Expense § No investment income and no other Plus: Channel Distribution Costs 0 100 costs Adjusted Gross Profit 250 250 In accordance with GAAP, Channel distribution In accordance with GAAP, Commission costs are part of our operating costs, below the income is presented net of the respective GAAP gross profit channel distribution costs

Summary Consolidated Non-GAAP P&LSummary Consolidated Non-GAAP P&L

1 Producer and partner commissions , deferred Insurance acquisition costs, UW employee costs Related Marketing and advertising costs, Sales & employee costs Marketing Key drivers of Operating Primarily employee costs, infrastructure Technology & expense rd support, actuarial and 3 party services Development Primarily employee costs as well as General & facilities and professional services Administrative1 Producer and partner commissions , deferred Insurance acquisition costs, UW employee costs Related Marketing and advertising costs, Sales & employee costs Marketing Key drivers of Operating Primarily employee costs, infrastructure Technology & expense rd support, actuarial and 3 party services Development Primarily employee costs as well as General & facilities and professional services Administrative

We have attractive customer dynamics…

~$1,200

Avg. Premium

8+ Years

Avg. Customer Life[1]

…and compelling unit economics



~$1,900
5.4x
~$350
Customer Acquisition Cost (CAC)
Lifetime Value2 (LTV)

1. Source: William Blair research
2. Expected for Q1'21 Cohorts; calculated as the cumulative contribution margin of a policy over its expected lifetime

Proprietary and Confidential | 66

Summary Consolidated Non-GAAP P&LSummary Consolidated Non-GAAP P&L

Q&AQ&A

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

Stuart Miller Partnership case study Executive Chairman #2: LennarStuart Miller Partnership case study Executive Chairman #2: Lennar

Homebuilder
Insurance Distribution

LENNAR®

Summary

- **Lennar Corporation is one of the nation's leading homebuilders** with more than $20B in revenue and over 51K home closings in 2020
- **Lennar acts as a strategic investor** in disruptive or adaptive technologies that build solutions for its core homebuilding and financial services businesses
- **Since 2019, Lennar has partnered with Hippo** to pioneer an instant and personalized home insurance product

Execution

- **Lennar and Hippo invested in and operate an insurance agency** that is dedicated to Lennar's homebuyers
- **Hippo developed a specialized new home insurance product** and Lennar added smart home components that connect to Hippo to further lower rates
- **Every home built gets a pre-filled and tailored policy to its needs** and new homebuyers complete with a few simple clicks

Product Innovation

- **Dedicated builder tech stack** receives all home specs and bids out the home with a variety of carriers (including Hippo) to secure the right coverage and price
- **Full integration with Lennar Financial Services-** customers can also view quotes and complete a purchase through Lennar Mortgage and Title flows
- **Digital Closing Experience** Insurance details and policies populate across builder entities for an efficient closing experience

Proprietary and Confidential | 72

Demo: Lennar Online Flow Demo: Lennar Online Flow

Agenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 ClosingAgenda Eastern Time 11:00 to 11:15 Introduction 11:15 to 11:45 Hippo vision and strategy 11:45 to 12:15 Differentiated product and distribution 12:15 to 12:30 Break 12:30 to 13:15 Balancing growth with underwriting profit 13:15 to 14:00 Financials and modeling 14:00 to 14:15 Break 14:15 to 14:30 Partnership demo: Lennar 14:30 to 14:45 Closing

Hippo exists to protect the joy of homeownership Radically improved customer experience 1 Policies built for modern lives, powered by data 2 and technology Proactive services that reinforce our core product 3 and strengthen our relationship with customers Hippo exists to protect the joy of homeownership Radically improved customer experience 1 Policies built for modern lives, powered by data 2 and technology Proactive services that reinforce our core product 3 and strengthen our relationship with customers

Equally weigh Insurance and Technology Insurance + Tech Success requires integration of many dimensions No Silver Bullets Take smart risk, acknowledge failure, learn and grow Grow From Failure CEO Letter, Guiding Our incentives align around protecting consumers Embrace Regulation Principles Best claims experience is the one that never happens Proactive Approach Exceed expectations and deliver on our promise Real Customer ValueEqually weigh Insurance and Technology Insurance + Tech Success requires integration of many dimensions No Silver Bullets Take smart risk, acknowledge failure, learn and grow Grow From Failure CEO Letter, Guiding Our incentives align around protecting consumers Embrace Regulation Principles Best claims experience is the one that never happens Proactive Approach Exceed expectations and deliver on our promise Real Customer Value

Q&AQ&A

AppendixAppendix

Reconciliation of FY2020 Actuals to Pro formaReconciliation of FY2020 Actuals to Pro forma

Adjusted Gross Profit – Non-GAAP Reconciliation 1 FY2020A $ in Millions (Unaudited) Revenue 51.5 Loss and Loss Adjustment Expense (25.3) Insurance Related Expense (19.3) GAAP Gross Profit 7.0 Adjustments: Less: Net Investment Income (1.1) Add: Channel Distribution Costs 4.6 Add: Employee Related costs 0.9 Add: Depreciation, Amortization and Other Non-Cash Expenses 4.1 2 Adjusted Gross Profit 15.5Adjusted Gross Profit – Non-GAAP Reconciliation 1 FY2020A $ in Millions (Unaudited) Revenue 51.5 Loss and Loss Adjustment Expense (25.3) Insurance Related Expense (19.3) GAAP Gross Profit 7.0 Adjustments: Less: Net Investment Income (1.1) Add: Channel Distribution Costs 4.6 Add: Employee Related costs 0.9 Add: Depreciation, Amortization and Other Non-Cash Expenses 4.1 2 Adjusted Gross Profit 15.5

Adjusted EBITDA – Non-GAAP Reconciliation 1 FY2020A $ in Millions (Unaudited) Net Income (Loss) (141.5) Adjustments: Less: Benefit from Income Taxes (1.8) Less: Capitalization of Software Development costs (9.4) Add: Depreciation and Amortization 6.7 Add: Stock Based Compensation 17.7 2 Add: Fair Value Adjustments 22.4 3 Add: Non-Cash Interest Expense 3.5 4 Add: Contingent Consideration Charge 3.4 Add: Other One-off Transactions 0.8 Non-GAAP Operating Income (98.1) Less: Net Investment Income (1.1) 5 Adjusted EBITDA (99.2)Adjusted EBITDA – Non-GAAP Reconciliation 1 FY2020A $ in Millions (Unaudited) Net Income (Loss) (141.5) Adjustments: Less: Benefit from Income Taxes (1.8) Less: Capitalization of Software Development costs (9.4) Add: Depreciation and Amortization 6.7 Add: Stock Based Compensation 17.7 2 Add: Fair Value Adjustments 22.4 3 Add: Non-Cash Interest Expense 3.5 4 Add: Contingent Consideration Charge 3.4 Add: Other One-off Transactions 0.8 Non-GAAP Operating Income (98.1) Less: Net Investment Income (1.1) 5 Adjusted EBITDA (99.2)

Summary of Risks (1/3) Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, before deciding to invest in our common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us, or that we do not currently believe are material. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.Summary of Risks (1/3) Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, before deciding to invest in our common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us, or that we do not currently believe are material. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Summary of Risks (2/3) Risks Relating to Our Business providers could impair the operability of our website and may cause our business to suffer. 1. We have a history of net losses and we may not achieve or maintain profitability in the future. 20. Security incidents or real or perceived errors, failures or bugs in our systems or website could impair our operations, result in 2. Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new loss of personal customer information, damage our reputation and brand, and harm our business and operating results. customers or retain current customers, our business, revenue, operating results and financial condition could be harmed. 21. Misconduct or fraudulent acts by employees, agents or third parties may expose us to financial loss, disruption of business, 3. The “Hippo” brand may not become as widely known as incumbents’ brands or the brand may become tarnished. regulatory assessments and reputational harm. 4. Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial 22. Our success depends, in part, on our ability to establish and maintain relationships with quality and trustworthy service condition, results of operations and prospects. professionals. 5. Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business 23. We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that model and our future prospects. are fraudulent in nature. 6. We may not be able to manage our growth effectively. 24. We are periodically subject to examinations by our primary state insurance regulators, which could result in adverse 7. Intense competition in the segments of the insurance industry in which we operate could negatively affect our ability to attain examination findings and necessitate remedial actions. or increase profitability. 25. We collect, process, store, share, disclose and use customer information and other data, and our actual or perceived failure to 8. Reinsurance may be unavailable at current coverage, limits or pricing, which may limit our ability to write new or renew protect such information and data, respect customers’ privacy or comply with data privacy and security laws and regulations existing business. Furthermore, reinsurance subjects our insurance company subsidiaries to counterparty credit and could damage our reputation and brand and harm our business and operating results. performance risk and may not be adequate to protect us against losses, which could have a material effect on our results of 26. We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the operations and financial condition. software we license or the terms of open source licenses could result in increased costs or reduced service levels, which 9. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries would adversely affect our business. to maintain regulatory authority to conduct our business. 27. We may be unable to prevent or address the misappropriation of our data. 10. Failure to maintain our financial ratings could adversely affect the ability of our insurance company subsidiaries to conduct our 28. We rely on the experience and expertise of our founder, senior management team, highly-specialized insurance experts, key business as currently conducted. technical employees and other highly skilled personnel. 11. If we are unable to expand our product offerings, our prospects for future growth may be adversely affected. 29. If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could 12. Our proprietary technology, which relies on third party data, may not operate properly or as we expect it to. face claims that could harm our business, results of operations and financial condition. 13. Our technology platform may not operate properly or as we expect it to operate. 30. We may become subject to claims under Israeli law for remuneration or royalties for assigned service invention rights by our 14. Our future success depends on our ability to continue to develop and implement our technology, and to maintain the Israel-based contractors or employees, which could result in litigation and adversely affect our business. confidentiality of this technology. 31. Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be 15. New legislation or legal requirements may affect how we communicate with our customers, which could have a material harmed. adverse effect on our business model, financial condition, and results of operations. 32. If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, 16. We rely on external data and our digital platform to collect and evaluate information that we utilize in producing, pricing and results of operations and financial condition will be adversely affected. underwriting our insurance policies (in accordance with the rates, rules, and forms filed with our regulators, where required), 33. Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers or where managing claims and customer support, and improving business processes. Any legal or regulatory requirements that might we are domiciled. restrict our ability to collect or utilize this data or our digital platform, or an outage by a data vendor could thus materially and 34. Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses adversely affect our business, financial condition, results of operations and prospects. before we generate revenues, if any, from new products. 17. We depend on search engines, content based online advertising, other online sources to attract consumers to our website, 35. New lines of business or new products and services may subject us to additional risks. which may be affected by third party interference beyond our control. In addition, our producer and partner distribution 36. Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our channels are significant sources of new customers and could be impacted by third party interference or other factors. As we business, results of operations and financial condition. grow our customer acquisition costs may increase. 37. Failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial 18. We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all. condition. 19. Interruptions or delays in the services provided by our providers of third-party technology platforms or our internet service Summary of Risks (2/3) Risks Relating to Our Business providers could impair the operability of our website and may cause our business to suffer. 1. We have a history of net losses and we may not achieve or maintain profitability in the future. 20. Security incidents or real or perceived errors, failures or bugs in our systems or website could impair our operations, result in 2. Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new loss of personal customer information, damage our reputation and brand, and harm our business and operating results. customers or retain current customers, our business, revenue, operating results and financial condition could be harmed. 21. Misconduct or fraudulent acts by employees, agents or third parties may expose us to financial loss, disruption of business, 3. The “Hippo” brand may not become as widely known as incumbents’ brands or the brand may become tarnished. regulatory assessments and reputational harm. 4. Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial 22. Our success depends, in part, on our ability to establish and maintain relationships with quality and trustworthy service condition, results of operations and prospects. professionals. 5. Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business 23. We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that model and our future prospects. are fraudulent in nature. 6. We may not be able to manage our growth effectively. 24. We are periodically subject to examinations by our primary state insurance regulators, which could result in adverse 7. Intense competition in the segments of the insurance industry in which we operate could negatively affect our ability to attain examination findings and necessitate remedial actions. or increase profitability. 25. We collect, process, store, share, disclose and use customer information and other data, and our actual or perceived failure to 8. Reinsurance may be unavailable at current coverage, limits or pricing, which may limit our ability to write new or renew protect such information and data, respect customers’ privacy or comply with data privacy and security laws and regulations existing business. Furthermore, reinsurance subjects our insurance company subsidiaries to counterparty credit and could damage our reputation and brand and harm our business and operating results. performance risk and may not be adequate to protect us against losses, which could have a material effect on our results of 26. We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the operations and financial condition. software we license or the terms of open source licenses could result in increased costs or reduced service levels, which 9. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries would adversely affect our business. to maintain regulatory authority to conduct our business. 27. We may be unable to prevent or address the misappropriation of our data. 10. Failure to maintain our financial ratings could adversely affect the ability of our insurance company subsidiaries to conduct our 28. We rely on the experience and expertise of our founder, senior management team, highly-specialized insurance experts, key business as currently conducted. technical employees and other highly skilled personnel. 11. If we are unable to expand our product offerings, our prospects for future growth may be adversely affected. 29. If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could 12. Our proprietary technology, which relies on third party data, may not operate properly or as we expect it to. face claims that could harm our business, results of operations and financial condition. 13. Our technology platform may not operate properly or as we expect it to operate. 30. We may become subject to claims under Israeli law for remuneration or royalties for assigned service invention rights by our 14. Our future success depends on our ability to continue to develop and implement our technology, and to maintain the Israel-based contractors or employees, which could result in litigation and adversely affect our business. confidentiality of this technology. 31. Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be 15. New legislation or legal requirements may affect how we communicate with our customers, which could have a material harmed. adverse effect on our business model, financial condition, and results of operations. 32. If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, 16. We rely on external data and our digital platform to collect and evaluate information that we utilize in producing, pricing and results of operations and financial condition will be adversely affected. underwriting our insurance policies (in accordance with the rates, rules, and forms filed with our regulators, where required), 33. Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers or where managing claims and customer support, and improving business processes. Any legal or regulatory requirements that might we are domiciled. restrict our ability to collect or utilize this data or our digital platform, or an outage by a data vendor could thus materially and 34. Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses adversely affect our business, financial condition, results of operations and prospects. before we generate revenues, if any, from new products. 17. We depend on search engines, content based online advertising, other online sources to attract consumers to our website, 35. New lines of business or new products and services may subject us to additional risks. which may be affected by third party interference beyond our control. In addition, our producer and partner distribution 36. Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our channels are significant sources of new customers and could be impacted by third party interference or other factors. As we business, results of operations and financial condition. grow our customer acquisition costs may increase. 37. Failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial 18. We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all. condition. 19. Interruptions or delays in the services provided by our providers of third-party technology platforms or our internet service

Summary of Risks (3/3) 38. Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business. 59. Our insurance company subsidiaries are subject to assessments and other surcharges from state guaranty funds, and 39. If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, results mandatory state insurance facilities, which may reduce our profitability. of operations and financial condition could be adversely affected. 60. Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial 40. Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows. results. 41. We may not be able to utilize a portion of our net operating loss carryforwards (“NOLs”) to offset future taxable income for 61. Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our U.S. federal income tax purposes, which could adversely affect our net income and cash flows. policies could have a material adverse effect on our financial condition and results of operations. 42. Our expansion strategy will subject us to additional costs and risks and our plans may not be successful. Risks Relating to Ownership of Our Common Stock 43. Fluctuations in foreign currency exchange rates may adversely affect our financial results. 62. There may not be an active trading market for our common stock, which may make it difficult to sell shares of our common Risks Relating to Our Industry stock. 44. The insurance business, including the market for homeowners insurance, is historically cyclical in nature, and we may 63. The market price of our common stock may be highly volatile, which could cause the value of your investment to decline. experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our 64. There can be no assurance that the Company’s securities will be approved for listing on NYSE or Nasdaq, as the case may business. be, or that the Company will be able to comply with the continued listing standards of such exchange. 45. We are subject to extensive insurance industry regulations. 65. If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our 46. A regulatory environment that requires rate increases to be approved and that can dictate underwriting practices and markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition. our stock price and trading volume could materially decline. 47. State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company 66. Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an systems, with which we must comply as an insurance holding company. acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our 48. The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on us and stockholders to replace or remove our current management. expose us to additional liability. 67. Applicable insurance laws may make it difficult to effect a change of control. 49. The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, or 68. Our Amended Charter designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation results of operations in numerous ways that remain unpredictable. that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for 50. Severe weather events and other catastrophes, including the effects of climate change, global pandemics and terrorism, are disputes with us. inherently unpredictable and may have a material adverse effect on our financial results and financial condition. 69. Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party 51. We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and claims against us and may reduce the amount of money available to us. operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and 70. Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our operating results or in perceptions of our business prospects. common stock less attractive to investors. 52. An overall decline in economic activity could have a material adverse effect on the financial condition and results of 71. Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could operations of our business. have a material adverse effect on our business and stock price. 53. We rely on data from our customers and third parties for pricing and underwriting our insurance policies and handling claims, 72. We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance company the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business. subsidiaries ability to pay dividends to us is restricted by law. 54. Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to 73. We do not currently expect to pay any cash dividends. assess and predict our exposure to catastrophe losses. 74. The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the 55. We are subject to payment processing risk. requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act and the listing standards of NYSE, may strain our 56. Our success depends upon the continued growth and acceptance of our products and services. resources, increase our costs, and divert management’s attention, and we may be unable to comply with these requirements 57. Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material in a timely or cost-effective manner. In addition, key members of our management team have limited experience managing a adverse effect on our financial condition and results of operations. public company. 58. Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.Summary of Risks (3/3) 38. Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business. 59. Our insurance company subsidiaries are subject to assessments and other surcharges from state guaranty funds, and 39. If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, results mandatory state insurance facilities, which may reduce our profitability. of operations and financial condition could be adversely affected. 60. Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial 40. Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows. results. 41. We may not be able to utilize a portion of our net operating loss carryforwards (“NOLs”) to offset future taxable income for 61. Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our U.S. federal income tax purposes, which could adversely affect our net income and cash flows. policies could have a material adverse effect on our financial condition and results of operations. 42. Our expansion strategy will subject us to additional costs and risks and our plans may not be successful. Risks Relating to Ownership of Our Common Stock 43. Fluctuations in foreign currency exchange rates may adversely affect our financial results. 62. There may not be an active trading market for our common stock, which may make it difficult to sell shares of our common Risks Relating to Our Industry stock. 44. The insurance business, including the market for homeowners insurance, is historically cyclical in nature, and we may 63. The market price of our common stock may be highly volatile, which could cause the value of your investment to decline. experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our 64. There can be no assurance that the Company’s securities will be approved for listing on NYSE or Nasdaq, as the case may business. be, or that the Company will be able to comply with the continued listing standards of such exchange. 45. We are subject to extensive insurance industry regulations. 65. If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our 46. A regulatory environment that requires rate increases to be approved and that can dictate underwriting practices and markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition. our stock price and trading volume could materially decline. 47. State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company 66. Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an systems, with which we must comply as an insurance holding company. acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our 48. The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on us and stockholders to replace or remove our current management. expose us to additional liability. 67. Applicable insurance laws may make it difficult to effect a change of control. 49. The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, or 68. Our Amended Charter designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation results of operations in numerous ways that remain unpredictable. that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for 50. Severe weather events and other catastrophes, including the effects of climate change, global pandemics and terrorism, are disputes with us. inherently unpredictable and may have a material adverse effect on our financial results and financial condition. 69. Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party 51. We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and claims against us and may reduce the amount of money available to us. operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and 70. Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our operating results or in perceptions of our business prospects. common stock less attractive to investors. 52. An overall decline in economic activity could have a material adverse effect on the financial condition and results of 71. Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could operations of our business. have a material adverse effect on our business and stock price. 53. We rely on data from our customers and third parties for pricing and underwriting our insurance policies and handling claims, 72. We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance company the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business. subsidiaries ability to pay dividends to us is restricted by law. 54. Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to 73. We do not currently expect to pay any cash dividends. assess and predict our exposure to catastrophe losses. 74. The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the 55. We are subject to payment processing risk. requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act and the listing standards of NYSE, may strain our 56. Our success depends upon the continued growth and acceptance of our products and services. resources, increase our costs, and divert management’s attention, and we may be unable to comply with these requirements 57. Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material in a timely or cost-effective manner. In addition, key members of our management team have limited experience managing a adverse effect on our financial condition and results of operations. public company. 58. Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.